Report for the first three quarters of **2002**

MM
KARTON AG

- Very positive development of results
- Successful integration of recent acquisitions
- Price increase after surge of raw material prices implemented
- Reduced order times since the beginning of the 3rd quarter require selective adaptation of machine running time in the Cartonboard Division
- Forecast horizon remains short-term
- Positive outlook for the full year

Mayr-Melnhof Group

Dear Shareholders,

Even in a cloudy economic environment your Company was able to fully meet the positive expectations for the 3rd quarter leading to excellent results for the first three quarters of 2002.

At EUR 66.2 million, net income for the period between January and September 2002 reached the previous year's record level (Q1-3 2001: EUR 66.5 million).

Due to higher capacity utilization in the Cartonboard Division and acquisitions, consolidated sales were up 11.1 % and reached EUR 940.4 million (Q1-3 2001: EUR 846.5 million).

The operating profit was increased by 6.3 % to EUR 105.2 million (Q1-3 2001: EUR 99.0 million). This improvement resulted on one hand, from the successful integration of the recent acquisitions and significant optimizations in the current business and on the other hand, from the ability to compensate for the steep rise in raw material costs through an adaptation of the sales prices. The operating margin was 11.2 % (Q1-3 2001: 11.7 %).

Net interest expense improved to EUR -1.2 million (Q1-3 2001: EUR -1.6 million).

At EUR 0.3 million other net (including equity income) again reached a "normal level" after EUR 4.8 million in the previous year's period due to nonrecurring income from the disposal of businesses.

Therefore income before income taxes and minority interests totaled EUR 104.3 million (Q1-3 2001: EUR 102.2 million). The Group's tax rate was approximately 36 % (Q1-3 2001: 34 %).

In connection with the current share repurchase, a weighted average of 11,025,708 shares was in circulation during the period under review resulting in earnings per share of EUR 6.00 (Q1-3 2001: EUR 5.61).

Capital expenditure for the first nine months of 2002 amounted to EUR 52.8 million (Q1-3 2001: EUR 39.3 million) and concentrated mainly on enhancing efficiency and quality. The rebuilt board machine II in the Austrian Frohnleiten mill constituted the largest Group-wide investment during this period. In the Packaging Division the commissioning of a new printing machine at the Trier cigarette packaging plant and a new micro-flute laminating machine at the Austrian company Neupack were the major investments.

Mayr-Melnhof Group

Development in the 3rd quarter

Due to the prevailing uncertainty about the economic development and higher prices for cartonboard and folding cartons, business has increasingly become more short-term in comparison to the first half of this year. As demand was more or less stable this indicates that customers plan more carefully but do not necessarily buy less for the time being.

The price increase for cartonboard and folding cartons, which was announced in the 2nd quarter due to a sharp rise in waste paper prices, became effective during the 3rd quarter and resulted in a far reaching compensation of the surge in input prices.

In the **Cartonboard Division,** production was adopted to shortened order times by selective and partly rebuilt related downtime. However, at 94 %, capacity utilization was still on a satisfactory level. Operating profit totaled EUR 21.9 million after EUR 24.7 million in the 2nd quarter.

The **Packaging Division** registered a sustained positive utilization of capacities and could even enhance the successful development of business. The operating profit for the 3rd quarter reached EUR 15.5 million. The significant increase compared to the previous quarter (Q2: EUR 8.6 million) is mainly attributable to the integration of the Graphia Group and successful optimizations in the current business.

At EUR 37.4 million, the Mayr-Melnhof Group achieved its best ever quarterly operating result in the 3rd quarter (Q2: EUR 33.3 million; Q1: EUR 34.5 million).

Net income for the period totaled EUR 22.7 million (Q2: EUR 21.6 million).

Important events:

Increase of shareholding in waste paper company Spiehs to 100 % – majority shareholding in Papyrus

In October 2002 Mayr-Melnhof increased its shareholding in the company Johann Spiehs & Co from 40 % to 100 % and its interest in Papyrus from 31.7 % to 63.3 % following the unfortunate passing of a corporate partner.

Both companies, which will be included in the Cartonboard Division, are very well positioned in the Austrian waste paper market with a number of subsidiaries and have continually been closely connected with Mayr-Melnhof Karton. This shareholding targets at the strategic strengthening of the waste paper supply of the Austrian and Slovenian board mills.

After approval by the Austrian competition authority the purchase price will be paid in cash and 57,000 own shares valued at EUR 3.648 million (i.e. EUR 64/ share). The Supervisory Board has approved the reselling of own shares.

Rebuilt of board machine II in Frohnleiten

Board machine II in the Austrian Frohnleiten mill was rebuilt during the 3rd quarter. The investment, which totaled EUR 17 million, targeted on bringing production and product quality in line with the latest technological standards.

Start-up of production in Nikopol

In mid-September the Bulgarian Nikopol board mill commenced production according to schedule. In this first step cartonboard quality will be swiftly brought in line with European standards while running the machine on a stop-and-go basis.

Mayr-Melnhof Cartonboard Division

Due to healthy demand during the first half-year the Cartonboard Division registered a capacity utilization of approximately 97 % for the period between January and September 2002 (Q1-3 2001: 90%) despite the business becoming increasingly short-term during the 3rd quarter. At 88,000 tons the average order backlog for the first three quarters significantly surpassed the previous year's level (52,000 tons).

Resulting from better capacity utilization and acquisitions, both production and shipments increased by approximately 16 % to 1.1 million tons. About 78 % of the volume dispatched accrued for the European market, while the remaining 22 % for the overseas markets (Q1-3 2001: 82 %; 18 %).

Due to the dramatic increase in waste paper prices during the 2nd quarter it was necessary to raise European cartonboard prices up to 10 %. With this price increase becoming already effective in the 3rd quarter and increasingly better pricing in the overseas markets the average sales price continuously improved throughout the course of this year.

The 8.6 % rise in sales to EUR 591.4 million, however, was primarily attributable to the larger volume sold. At EUR 72 million, operating profit leveled out only slightly below the previous year's figure (Q1-3: EUR 74 million). This led to an operating margin of 12.2 % (Q1-3 2001: 13.6 %).

Performance Indicators Cartonboard

(US GAAP, unaudited)

(in EUR millions)	1-9/2002	1-9/2001	+/-
Sales¹	591.4	544.5	+8.6%
Operating profit	72.0	74.0	-2.7%
Operating margin	12.2%	13.6%	
Tonnage produced (in thousands of tons)	1,111	954	+16.5%

¹ incl. interdivisional sales

Mayr-Melnhof Packaging Division

Resulting from its focus on packaging for non-durable consumer goods, the Packaging Division registered an ongoing stable demand throughout the first three quarters of 2002. The increase in cartonboard prices which has been effective since the mid of the 2nd quarter could be passed to end-users in the course of the 3rd quarter. For this reason the period from January to September 2002 was characterized by a generally sustained positive development of business.

Due to the initial consolidation of the Graphia Group, and the acquisition of the previous year, sales were up 13.8 % reaching EUR 427.3 million (Q1-3 2001: EUR 375.5 million). For the same reason the tonnage processed rose from 245,000 to 276,000, respectively.

The operating profit soared by EUR 8.2 million (+32.8 %) to EUR 33.2 million. This increase can be attributed to acquisitions as well as successful cost reduction measures and optimizations in the product mix. Compared to the previous year's period the operating margin improved from 6.7 % to 7.8 %.

Performance Indicators Packaging

(US GAAP, unaudited)

(in EUR millions)	1-9/2002	1-9/2001	+/-
Sales[1]	427.3	375.5	+13.8%
Operating profit	33.2	25.0	+32.8%
Operating margin	7.8%	6.7%	
Tonnage processed (in thousands of tons)	276	245	+12.7%

[1] incl. interdivisional sales

Outlook

In line with the unpredictable economic development, our customers continue to plan carefully and in the short-term. In mid-November, the order backlog of the Cartonboard Division was on a low level of approximately 50,000 tons. It will therefore remain necessary to selectively adopt production in the 4th quarter as well. The Packaging Division is expected to register an on-going satisfactory demand. In view of more or less stable raw material markets we keep our target to hold up prices. Despite foreseeable seasonal production curtailments in the second half of December we still expect from today's perspective a continuation in the positive development of business.

The Management Board of Mayr-Melnhof Karton AG

Mayr-Melnhof Shares


Relative Performance of MM shares 2002
160
150
140
130
120
110
100
90
80
70
MM
ATX
MSCI
Jan
Feb
March
April
May
June
July
Aug
Sep
Oct
Nov

Share price (closing price)	as of Nov. 15, 2002	EUR 70.00	Number of shares outstanding	12,000,000
	High 2002	EUR 81.78	Market capitalization	
	Low 2002	EUR 52.90	as of Nov. 15, 2002	EUR 840 million

Share Repurchase Program

The Mayr-Melnhof Group has been repurchasing shares since March 19, 2001. The maximum repurchase volume is limited to 10 % of the capital stock or 1.2 million shares. By November 22, 2002, the current repurchase program will be terminated according to schedule. The 8th Annual Shareholders' Meeting has authorized the Management Board to repurchase own shares until November 14, 2003. At the forthcoming meeting of the Supervisory Board on November 26, 2002, the Management Board will propose a new repurchase program lasting from November 29, 2002 until November 14, 2003 for approval.

Until September 30, 2002 the Company has repurchased 1,028,824 shares, equivalent to 8.6 % of the capital stock, at a total price of EUR 56.43 million including fees. All transactions are published on the Internet at www.mayr-melnhof.com.

2002 Stock Market Prize of the Austrian Association for Financial Analysis and Investment Advisory Services

In October, Mayr-Melnhof Karton AG was awarded the Stock Market Prize (3rd place) of the Austrian Association for Financial Analysis and Investment Advisory Services for its standards in financial communications by the Austrian financial magazine "Gewinn".

Group Key Indicators

(US GAAP, unaudited)

(consolidated in EUR millions)	1-9/2002	1-9/2001	+/–
Statement of Income			
Sales	940.4	846.5	+11.1%
Operating profit	105.2	99.0	+6.3%
Operating margin	11.2%	11.7%	
Net interest expense	(1.2)	(1.6)	
Other (including equity income) – net	0.3	4.8	
Income before income taxes and minority interests	104.3	102.2	+2.1%
Income taxes	(37.7)	(34.9)	
Net income	66.2	66.5	-0.5%
(in % of sales)	7.0%	7.9%	
Basic and diluted earnings per share (in EUR)	6.00	5.61	
	Sept 30, 2002	Dec 31, 2001	
Employees	6,625	5,419	

Financial Calendar 2003

March 5, 2003	Preliminary consolidated results for 2002
April 23, 2003	Financial results for 2002
May 12, 2003	Results for the 1st quarter of 2003
May 13, 2003	9th Annual General Meeting
May 19, 2003	Ex-Dividend Day
May 26, 2003	Dividend payment date
August 20, 2003	Results for the 1st half-year of 2003
November 18, 2003	Results for the first three quarters of 2003

Quarterly Overview

Mayr-Melnhof Group (US GAAP, unaudited)

(consolidated in EUR millions)	I/2001	II/2001	III/2001	IV/2001	I/2002	II/2002	III/2002
Sales	277.8	281.1	287.6	276.4	294.4	305.6	340.4
Operating profit	36.9	33.7	28.4	21.2	34.5	33.3	37.4
Operating margin	13.3%	12.0%	9.9%	7.7%	11.7%	10.9%	11.0%
Net interest expense	(0.6)	(0.5)	(0.5)	0.1	(0.3)	(0.2)	(0.7)
Income before income taxes and minority interests	37.0	37.7	27.5	21.1	34.2	33.9	36.2
Income taxes	(13.0)	(12.6)	(9.3)	(9.3)	(12.2)	(12.2)	(13.3)
Net income	23.6	24.9	18.0	11.4	21.9	21.6	22.7
(in % of sales)	8.5%	8.9%	6.3%	4.1%	7.4%	7.1%	6.7%
Basic and diluted earnings per share (in EUR)	1.97	2.09	1.55	1.05	1.98	1.96	2.06

Quarterly Overview

Divisions (US GAAP, unaudited)

(in EUR millions)	I/2001	II/2001	III/2001	IV/2001	I/2002	II/2002	III/2002
Cartonboard							
Sales[1]	177.5	181.5	185.5	179.6	189.5	207.2	194.7
Operating profit	29.3	25.3	19.4	16.4	25.4	24.7	21.9
Operating margin	16.5%	13.9%	10.5%	9.1%	13.4%	11.9%	11.2%
Tonnage produced (in thousands of tons)	311	308	335	321	362	380	369
Packaging							
Sales[1]	127.0	122.3	126.2	119.2	130.9	125.9	170.5
Operating profit	7.6	8.4	9.0	4.8	9.1	8.6	15.5
Operating margin	6.0%	6.9%	7.1%	4.0%	7.0%	6.8%	9.1%
Tonnage processed (in thousands of tons)	87	78	80	75	88	89	99

[1] incl. interdivisional sales

Published and edited by:

Mayr-Melnhof Karton AG
Brahmsplatz 6
A-1041 Vienna

For further information, please contact:
Stephan Werba
Investor Relations
Tel.: +43/ 1 50136 1180
Fax: +43/ 1 50136 1195
e-mail: investor.relations@mm-karton.com